OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response................14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Forster Drilling Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34659W102

(CUSIP Number)

6371 Richmond, Suite 275
Houston, Texas 77057

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Forster Family Trust

2. Check the Appropriate Box If a Member of a Group (See Instructions).
(a) ☐
(b) ☐

3. SEC Use Only.

4. Source of Funds (See Instructions). OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐

6.  Citizenship or Place of Organization. Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power.	19,177,000

	8.	Shared Voting Power.	19,177,000

	9.	Sole Dispositive Power	19,177,000

	10.	Shared Dispositive Power.	19,177,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 19,177,000

12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐

13. Percent of Class Represented by Amount in Row (11). 45.6%

14. Type of Reporting Person (See Instructions). OO

ITEM 1. SECURITY AND ISSUER.

$0.002  par value common stock of Forster Drilling Corporation, a Nevada Corporation, located at 6371 Richmond, Suite 275, Houston, Texas 77057

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name. Forster Family Trust; L.R. French, III, Trustee

(b) Residence or Business Address. 6371 Richmond, Suite 275, Houston, Texas 77057

(c) Principal Occupation and Business Address. N/A

(d) Five Year Criminal Proceedings History. None

(e) Five Year Civil Proceedings History. None

(f) Citizenship. Texas

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 16, 2006, the Forster Drilling Corporation (“Forster”) closed on an Agreement and Plan of Reorganization with Forster Tool & Supply, Inc. (“Forster Tool”) and certain individuals whereby Forster issued its common stock for all the shares of common stock of Forster Tool (“Reorganization”). Forster Family Trust was a former shareholder of Forster Tool who received shares of the Issuer pursuant to the Reorganization.

ITEM 4. PURPOSE OF TRANSACTION.

Forster Family Trust acquired its shares in Forster for the sole purpose of giving effect to the Reorganization, and did not acquire its shares for the purpose of changing or influencing control of the company nor did it result in a material change in the company’s business or corporate structure.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Forster Family Trust owns 19,177,000 shares of the $0.002 par value common stock of Forster Drilling Corporation. This amount represents 45.6% of the 52,055,463 common stock shares issued and outstanding. All of the shares held by the Forster Family Trust are subject to sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition. No transactions have been effected in the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Forster Family Trust is not a party to any contract, agreement, or understanding with respect to the securities of Forster Drilling Corporation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

No Exhibits are attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2006

Signature: /s/ L.R. French, III, Trustee

Name/Title: L.R. French, III, Trustee